INVEST IN **CYCLE PHONES**

Share

World's first phone that gets cheaper and more powerful the longer you own it

PITCH VIDEO   INVESTOR PANEL



"A COMPLETELY NEW TYPE OF SMARTPHONE"
CYCLE

LEAD INVESTOR



Julien Normand

Invested $2,000 this round

Learn about Lead Investors

See testimonial below

cyclephones.com   Delaware OH

Technology   Software   Hardware   B2C   Mobile

OVERVIEW   UPDATES 3   WHAT PEOPLE SAY 27   ASK A QUESTION 15

Highlights

1. 📱First-mover advantage: first cloud computed phone for consumers.
2. ♻️ Strong environmental mission. Reduces waste and more affordable.
3. 🚀 Software demos are outperforming modern phones in early tests.
4. ☁️ More efficient and more economical: 5X projected utilization rate with Cycle.
5. 🖥️ All-in-one solution will give users the ability to turn their phone into a desktop computer.
6. 📈 Large market: $1 Trillion Market is ripe for technology disruption.

Our Team



Adam Macdonald Co-Founder & CEO

Serial Entrepreneur and previous founder of two blockchain startups. Solo Developed a multiplayer FPS video game.

We love using the latest devices. However, we don't enjoy paying top dollar for them every few years, nor do we think the current disposable mindset is healthy for our planet. We want to move away from upgrading local hardware every couple of years to a model that provides quicker updates and reduces waste.



Ben Jungwirth Co-Founder & CMO

Grew his e-commerce businesses to 7 figure sales while studying full time University. Former B2C SaaS Founder.



Jacob MacMillan Co-Founder & CTO

Studied computer science & engineering at the University of Victoria before becoming the lead developer for two startups in gaming and blockchain. Designed his own game engine at 16.



Houston Song Co-Founder & COO

Entrepreneur and early Ethereum adopter who studied business at the University of Victoria before funding his first blockchain startup at 21.



Dr. Hai Tran Technical Advisor

Graduated top of her class and holds a PhD in Applied Physics. Published 16 papers, 13 of them as first author in graphene research for energy storage.



Meredith Wong Administrative Assistant

Previously managed international relations with partner companies in Asia. Economics degree from the University of Victoria.

Welcome to a new era of mobile computing.

We're making the world's first phone that gets faster, cheaper, and more powerful over time.

The Problem

Every year, **millions of phones, tablets, and computers are thrown into the landfill.** When it comes to cellphones, today's modern devices are designed to be disposable. Most people don't want to break the bank upgrading their phone, **they're rather forced** to when their old device gets too slow, the battery doesn't last like it used to, or it gets physically damaged. So how could a Cycle phone help fix this?


E-WASTE AND PLANNED OBSOLESCENCE
THE VERGE
Humans left behind a record amount of e-waste in 2019
Electronic waste grew 21 percent in five years
The Telegraph
Children in poor countries overwhelmed by 'tsunami' of electronic waste
The Guardian
Apple and Samsung fined for deliberately slowing down phones
Italian investigation found software
Entrepreneur
Apple is Facing a 60 Million Euro Lawsuit for Programmed Obsolescence in the iPhone 6

Let the Cloud do the work

Instead of using the tiny processor in your phone to do all the computations, we **use a dedicated server to run your phone.** This means that as we upgrade our servers, your phone will get access to more power at a cheaper cost, making it get **faster over time, instead of slower.**


CLOUD COMPUTING AND MODULARITY


Modern phones get more expensive every year, but by using **cloud computing** we can offer a device more powerful than the latest iPhone, at a **fraction of the price**.
LIFESPAN
Cycle Phone (5-10 years)
Average Phone (2-3 years)
10
0

The average phone is replaced every 2-3 years, but with a phone that has a replaceable battery, replaceable screen, and gets more powerful over time, we have a target lifetime for Cycle devices of 5-10 years.

See our Technology in Action

To display how the revolutionary aspect of our technology is in the software we've developed, we've put it up against modern phones in some speed tests to show that performance is **largely independent of hardware limitations.**

Cycle is running Android on an $80 AliBaba phone on the **right side**, and the Samsung Galaxy S10 is running Android on the **left hand side**:


Cycle on an $80 AliBaba phone (Right) vs. Samsung Galaxy ...
Watch later
Share
5X SLOWER
SAMSUNG GALAXY S10
13
seconds
03
seconds
$80 PHONE
RUNNING CYCLE
Watch on YouTube

Here Cycle is running on a 7 year old Samsung S5 phone on the **left hand side**, and the iPhone X is on the **right hand side**:


Cycle on a 7 year old Samsung S5 (Left) vs. iPhone X (Right...
Watch later
Share
RUNNING CYCLE
2
seconds
2
IPHONE X
Watch on YouTube

So how does our Software work exactly?

Cycle hosts a virtual Android device in the cloud and streams it to your device. Instead of using the tiny processor in your phone to do the computations needed for your apps, we use a **dedicated server to run your device.** Your inputs are sent from your device to a server and the output is streamed back as video.

Utilization Rates

Currently we walk around with a tremendous amount of processing power in our

pockets, many modern phones have **8+ GB of RAM** and quad core processors pushing 2.5+ Ghz. But it's amazing **how rarely this power is used.** Assuming you sleep 8 hours a day, your phone can only really be working about 2/3rds of the time. And that's only if you were using your device every waking moment. As addicted to our mobile devices as we may be, the average American spends 'only' about 3 hours a day on their phone, or **12.5% of the day.** With roughly 13% utilization, the next question is how much of that time is anywhere near peak usage? 8GB is an insane amount of memory, does browsing Instagram really require that kind of horsepower? **No, of course not.** Even worse regarding utilization rate is modern desktop PC's, and it's no wonder they are on the decline these days. Even with extremely cheap hardware prices, the value proposition is diminishing daily for most users. PC ownership is in a decline, and we expect this to become more of a free fall in the next decade or so. By using Cycle, we can give people **as much computing power as they need, when they need it**, and when they're not using their phone, **that power can be used by someone else.**


CENTRALIZED COMPUTING
5X Projected Utilization Rate Using Cycle

There are already options for USB-C to HDMI on most modern phones, and you can easily **turn your phone into a PC for the few hours a week you need a big screen and keyboard.** Uber figured out the trick to utilization rates years ago; most people don't really drive their car much. The average American spends about 5% of their time in what is probably the **second most expensive asset they own.** Ridesharing has gotten that number up to 15% for some drivers. This nets the driver extra money they can use to help pay for their expensive asset, and gives riders the option to go car free. This is more economical and better for the environment. **Why make two cars when you only need one?**

Taking this technology a step further.

With Cycle, we're developing a solution where you can plug your phone into a screen, keyboard, mouse, and voila! **You've got a full sized desktop computer.** Well, something close to it. Oh, and because you're hooked up to a supercomputer, **it's lightning quick.**


ALL-IN-ONE SOLUTION
Why maintain all these expensive devices, when you can wrap it all-in-one?

Market Potential

In 2019, 1.37 billion smartphones were sold. That's enough to give everyone in

In 2019, 1.37 billion smartphones were sold. That's enough to give everyone in the world a phone **in just 6 years.** At an average of $802 per phone, that totals **$1,098,740,000,000.**

Yes, a trillion dollar market, and climbing fast. If we can offer the same results as a new phone for $4.99 a month, it will be a compelling option for many people. Forcing smartphone manufacturers to produce flagship phones only worth $300 instead of $1200 would **decimate their profits.** It is very likely that the current manufacturers will only target budget options at developing nations, and will continue profiting off of expensive, localized hardware.


FUNDRAISE MILESTONES
$50K
At this stage of funding, we will focus solely on developing a mobile app that will demonstrate our minimum viable product (MVP) and provide service to our first users.
$300K
This tier of funding will include everything previously, plus an effort to create a custom lightweight OS for Android phones. This will give users a more integrated and feature-complete experience with our MVP.
$650K
At this level of funding, we will design and begin manufacturing our own hardware, as well as the other targets listed before. There will likely need to be a second raise to fund manufacturing of the device at scale once the prototype is suitable.
$800K
This tier includes all the goals in the lower tiers, but we will also focus on providing users an all-inclusive experience where the phone will come an unlimited data plan. The objective is to provide a painless and economical computing experience.

Q&A With CEO Adam Macdonald:


Adam Macdonald Q&A for WeFunder Campaign
Watch later
Share
ADAM MACDONALD
CO-FOUNDER | CEO
Watch on YouTube

Changing the Cycle

Let's say goodbye to planned obsolescence. Tech giants such as Apple and Samsung face lawsuits and fines every year for intentionally retiring old devices to keep you buying new ones. **Every 2-3 years, 3.5 billion devices are thrown away,** with only 16% of all electronic waste actually being recycled. That means nearly 3 billion phones and tablets go straight to the landfill. The worst part? **Most of these devices are still functional.** As big of a problem this is, it's easy to understand why this is happening. After all, your phone gets slower over time and the battery life just isn't the same after a couple of years. Our mission is to shift the way we think about devices from something that is disposable, to something that is both **less expensive** and **designed to last.** Together we can stop paying thousands of dollars upgrading our phones; **it's time to change the Cycle.**

LEAD INVESTOR



Julien Normand

We've invested in Cycle because of its ambitious mission to transform the paradigm around mobile phone computing and centralized network processing. We love the niche focus on providing high-powered mobile devices that become more efficient and more cost-effective year over year, and we think they will achieve high adoption rates. We also love that the venture removes electronic waste from the environment by reducing the inherently disposable nature of personal electronic devices. The Founders Adam, Ben, Jacob, and Houston are strong with software expertise and server processing experience. They were business partners in previous startups and bonded over improving the efficiency of portable technologies. This shared passion will help drive the company forward as they scale. We see this technology as the future of network-connected personal electronic devices and are excited to support this venture.

Invested $2,000 this round

Learn about Lead Investors